

May 16, 2012

Randolph S. Hudson, Acting President
Residential Income Properties, Inc.
2171 Monroe Avenue
Suite 204
Rochester, NY 14618

Re: Residential Income Properties, Inc.
        File No. 814-00784

Dear Mr. Hudson:

On November 14, 2011, you filed Form N-54C, Notification of Withdrawal of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940, on behalf of Residential Income Properties, Inc.

By means of this letter, we are confirming with you our understanding that Residential Income Properties, Inc., is not currently operating as an investment company, and will not at any future date operate as an investment company. Should you disagree with the above statements, please call me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney